United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-30494

DDS TECHNOLOGIES USA, INC.

(Exact name of Registrant as specified in its charter)

150 East Palmetto Park Road, Suite 510

Boca Raton, Florida 33432

Tel: (561) 750-4450

(Address, including zip code, and telephone number, including area code, of registrant's principle executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[X]	Rule 12h-3(b)(1)(ii)	[X]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 100.

                Pursuant to the requirements of the Securities Exchange Act of 1934, DDS Technologies USA, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 5, 2003	DDS TECHNOLOGIES USA, INC.
By:	/s/Joseph Fasciglione
Joseph Fasciglione, Secretary